Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Grant of Supply License to OPC-Rotem

Singapore, July 1, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) has announced that, in connection with the Israel Electricity Authority’s resolution regarding supplementary agreements and the application of certain criteria to OPC Rotem Ltd. (“OPC Rotem”), an 80%-owned subsidiary of OPC, which owns the OPC-Rotem power plant in Israel, OPC Rotem has been granted a supply license, effective July 1, 2024, for the period of OPC Rotem’s production license.

For more information on OPC Rotem’s application for the supply license, see Kenon’s annual report on Form 20-F for the year ended December 31, 2023, and OPC’s Report of the Board of Directors for the Quarter ended March 31, 2024 furnished to the SEC by Kenon on May 21, 2024.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the supply license granted to OPC-Rotem, including the term of the license, and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the supply license granted to OPC-Rotem and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.